Filed Pursuant to Rule 424(b)(3)

File No. 333-139679

PROSPECTUS SUPPLEMENT NO. 9

To Prospectus dated June 8, 2007

2,383,865 Shares

COMBIMATRIX CORPORATION

Split Off from Acacia Research Corporation

This Prospectus Supplement No. 9, dated February 14, 2008, supplements our prospectus dated June 8, 2007, relating to the offer of up to 2,383,865 shares of our common stock in connection with the redemption by Acacia Research Corporation of Acacia Research-CombiMatrix common stock for our common stock.

In April of 2005, we and Acacia Research Corporation (“Acacia”) filed a complaint in the U.S. District Court for the Central District of California (the “Court”) against our insurance carrier, National Union Fire Ins. Co. of Pittsburgh, PA (“National Union”), seeking reimbursement of litigation and settlement costs for a lawsuit, pursuant to our directors’ and officers’ insurance policy with National Union.  In February of 2008, the Court issued a ruling in favor of Acacia and us, and awarded $31,381,474 in monetary damages to be paid by National Union.  In accordance with an agreement between Acacia and CombiMatrix, all proceeds from the lawsuit will be paid to us.  Final judgment will be entered by the Court at a later date.

You should read this Prospectus Supplement No. 9 in conjunction with the Prospectus.  This Prospectus Supplement No. 9 is not complete without, and may not be delivered or used except in conjunction with, the Prospectus, including any amendments or supplements to it.  This Prospectus Supplement No. 9 is qualified by reference to the Prospectus, except to the extent that the information provided by this Prospectus Supplement No. 9 supersedes information contained in the Prospectus.

The date of this prospectus supplement is February 14, 2008